UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  September 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

News Release

Cryopak Announces Bridge Loan and Proposed Private Placement

Vancouver, B.C. – September 29, 2003 - Cryopak Industries Inc. (TSX-V: CII; OTCBB: CYPKF) announces that it has secured a C$500,000 bridge loan from an affiliate of Claridge Inc. The bridge loan will be made available immediately, bears interest at 12.5% per annum, and will be due and payable on demand after March 30, 2004, unless repaid earlier. The bridge loan will be secured by a charge against the Company’s assets which would rank behind the Company’s existing credit facilities with HSBC Bank Canada.  No bonus shares, warrants, finders fees or commissions, other than a 2.5% placement fee, will be payable in connection with this loan.

To address the Company’s longer term financing needs, the Company has also received commitments with respect to a non-brokered private placement to raise up to C$1.5 million, subject to normal regulatory approval.  Under the terms of the proposed private placement, the Company plans to issue units at a price of C$0.28 per Unit.  Each Unit will be comprised of one Common Share and one half of a Common Share Purchase Warrant, each Warrant entitling the holder to acquire one additional Common Share at a price of C$0.37 per share for a period of 24 months from the date of closing.  It is anticipated that the Common Shares and Warrants will be subject to a four-month hold period. The Company anticipates completion of this private placement in October, 2003. The net proceeds from the private placement are expected to be used for general working capital purposes and to repay the bridge loan. A finder’s fee of up to 5% will be payable in connection with the private placement.

The bridge loan and a portion of the private placement financing was made in conjunction with the Company’s settlement of a dispute that arose with the Claridge Inc. affiliate regarding the February, 2003 private placement.  Subject to regulatory approval, the Company anticipates issuing up to 500,000 Common Shares to settle that dispute.

About Cryopak

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, as well as flexible hot and cold compresses, gel packs, and instant hot and cold packs. For more information about Cryopak Industries Inc. or its products, visit the Company’s Website at www.cryopak.com or call 1.800.667.2532.

ON BEHALF OF THE BOARD OF DIRECTORS

John Morgan, President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

September 30, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position